SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11 )*


                              MEREDITH CORPORATION
                                (Name of Issuer)


                 CLASS B COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                    589433200
                                 (CUSIP Number)

                                 ---------------

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589433200                   13G                      Page 2 of 6 Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Patrick Henry, Jr.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /   /
                                                                  (b) / X /

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

     NUMBER OF        5    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                  0
      OWNED BY
        EACH          6    SHARED VOTING POWER
     REPORTING
       PERSON                     1,424,880
        WITH
                      7    SOLE DISPOSITIVE POWER

                                  0

                      8    SHARED DISPOSITIVE POWER

                                 1,424,880

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,424,880

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        /   /

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              11.87%

  12  TYPE OF REPORTING PERSON

              IN

SCHEDULE 13G                                                         Page 3 of 6
CUSIP No. 589433200                                         MEREDITH CORPORATION

Item 1.

        (a)    Name of Issuer: Meredith Corporation

        (b)    Address of Issuer's Principal Executive Offices:

               1716 Locust Street, Des Moines, Iowa  50309-3023

Item 2.

        (a)    Name of Person Filing: Patrick Henry, Jr.

        (b)    Address of Principal Business Office:

               Patrick Henry, Jr.
               7852 Snowmass Creek Road
               Snowmass, Colorado  81654

        (c)    Citizenship:  U.S.A.

        (d)    Title of Class of Securities:

               Class B Common Stock, par value of $1.00 per share

        (e)    CUSIP Number: 589433200

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)       Broker or Dealer registered under Section 15 of the Act
               ----

          (b)       Bank as defined in section 3(a)(6) of the Act
               ----

          (c)       Insurance Company as defined in section 3(a)(19) of the Act
               ----

          (d) Investment Company registered under section 8 of the ---- Investment Company Act

          (e) Investment Adviser registered under section 203 of the ---- Investment Advisers Act of 1940

          (f) Employee Benefit Plan, Pension Fund which is subject to the ---- provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see section 240.13d-1(b)(ii)(F)

          (g) Parent Holding Company, in accordance with section ---- 240.13d-1(b)(ii)(G) (Note: See Item 7)

          (h)       Group, in accordance with section 240.13d-1(b)(1)(ii)(H)
               ----

                              Item 3 Not Applicable

SCHEDULE 13G                                                         Page 4 of 6
CUSIP No. 589433200                                         MEREDITH CORPORATION


Item 4. Ownership  (See Attachment 1)

        (a)    Amount Beneficially Owned: 1,424,880

        (b)    Percent of Class: 11.87%

        (c)    Number of shares as to which such person has:
               (i)     sole power to vote or to direct the vote:              0
              (ii)     shared power to vote or to direct the vote:    1,424,880
             (iii)     sole power to dispose or to direct the
                       disposition of:                                        0
              (iv)     shared power to dispose or to direct
                       the disposition of:                            1,424,880

Item 5. Ownership of Five Percent or Less of a Class

           Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person: (See Attachment 1)

           Norwest Bank Iowa, N.A., Clive, Iowa (prior to April 1983, this bank was known as Iowa-Des Moines National Bank) has the right as trustee of various trusts to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the shares of Meredith Corporation Class B Common Stock referred to above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not applicable.

Item 8.  Identification and Classification of Members of the Group

           Not applicable.

Item 9.  Notice of Dissolution of Group

           Not applicable.

Item 10. Certification

           Not applicable.

SCHEDULE 13G                                                         Page 5 of 6
CUSIP No. 589433200                                         MEREDITH CORPORATION


                          ATTACHMENT 1 TO SCHEDULE 13G

     Shares of Class B Common Stock included in the above calculations were received on December 23, 1986 as a stock dividend in a distribution of one share per one share of Class A Common Stock, owned of record as of December 16, 1986. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the shareholder or automatically upon sale. Each share of Class B Common Stock receives ten votes per share as compared to one vote per share for each share of Class A Common Stock. On March 16, 1995 and March 17, 1997, the Company declared a two-for-one stock split of the Class B Common Stock.

SCHEDULE 13G                                                         Page 6 of 6
CUSIP No. 589433200                                         MEREDITH CORPORATION


                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                FEBRUARY 17, 1998
                                Date


                                /S/ PATRICK HENRY, JR.
                                ---------------------------------------
                                Signature     Patrick Henry, Jr.


                                PATRICK HENRY, JR.
                                Name